Filed pursuant to Rule 424(b)(3)
File No. 333-119338

GRANT PARK FUTURES FUND
LIMITED PARTNERSHIP

________________________________________________

Supplement dated July 1, 2008
to
Prospectus and Disclosure Document
dated December 3, 2007

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This supplement contains information which amends, supplements or modifies certain information contained in the Prospectus and Disclosure Document of the Grant Park Futures Fund Limited Partnership dated December 3, 2007, and should be read together therewith.

You should carefully consider the “Risk Factors” beginning on page 12 of the Prospectus before you decide to invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The Commodity Futures Trading Commission has not passed upon the merits of participating in this pool nor has the Commodity Futures Trading Commission passed on the adequacy or accuracy of this Disclosure Document supplement.

SUMMARY

This supplement revises and replaces the second paragraph on page 1 of the Prospectus under the heading “Summary – Grant Park” in its entirety as follows:

Grant Park is a multi-advisor pool that invests through independent professional commodity trading advisors retained by the general partner.  As of July 1, 2008, Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company (or ETC), Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P. and Transtrend B.V. serve as Grant Park’s commodity trading advisors.  As of July 1, 2008, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors and Transtrend were allocated less than 10% of Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.  Each of the trading advisors employs technical and trend-following trading strategies through proprietary trading programs in an effort to achieve capital appreciation while controlling risk and volatility.

This supplement revises and replaces the paragraphs on page 6 of the Prospectus under the heading “Summary – The Trading Advisors” in their entirety as follows:

Grant Park currently trades through its eight independent professional commodity trading advisors:  Rabar Market Research, Inc., EMC Capital Management, Inc., Graham Capital Management, L.P., Eckhardt Trading Company, Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P. and Transtrend B.V.  Effective June 1, 2007, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund, SPC – Winton Segregated Portfolio – Class GP.  Each of the trading advisors is registered as a commodity trading advisor under the Commodity Exchange Act and is a member of the NFA.  The general partner may terminate or replace any or all of the trading advisors, or add additional trading advisors, at any time in its sole discretion.

Rabar Market Research, Inc. is located at 10 Bank Street, Suite 830, White Plains, New York 10606, and its telephone number is (914) 682-8363.  EMC Capital Management, Inc. is located at 2201 Waukegan Road, Suite West 240, Bannockburn, Illinois 60015, and its telephone number is (847) 267-8700.  Graham Capital Management, L.P. is located at Rock Ledge Financial Center, 40 Highland Avenue, Rowayton, Connecticut 06853, and its telephone number is (203) 899-3400.  ETC is located at 1314 North Dearborn Parkway, Carriage House, Chicago, Illinois 60610, and its telephone number is (312) 787-1107.  Winton Capital Management is located at 1-5 St. Mary Abbott’s Place, London, W8 6LS, United Kingdom, and its telephone number is +44-20-7610-5350.  Welton Investment Corporation is located at the Eastwood Building, San Carlos between 5th and 6th, Carmel, California 93921, and its telephone number is (831) 626-5190.  Global Advisors L.P.’s offices are located at 19 Berkeley Street, Fourth Floor Rear, London, W1J 8ED, England, and its telephone number is +44-20-7629-1117.  The business office of Transtrend B.V. is located at Weena 723, Unit C5.070, 3013 AM Rotterdam, The Netherlands and its telephone number is +31-10-453-6500.

This supplement revises and updates the discussion beginning on page 6 of the Prospectus under the heading “Summary – The Clearing Brokers” by adding the following paragraph on page 7 immediately following the first full paragraph on that page, as follows:

Newedge Financial Inc. (“NFI”) also acts as a clearing broker for Grant Park.  NFI is a global brokerage company located in Chicago with branch offices in Houston and New York. NFI is indirectly owned by Newedge Group.  The Newedge Group of affiliated entities has offices located in Bahrain, Frankfurt, Hong Kong, London, Madrid, Montreal, Paris, Sao Paulo, Seoul, Shanghai, Singapore, Tokyo and Toronto.  NFI is located at 550 West Jackson Boulevard, Suite 500, Chicago, Illinois 60661, and its telephone number is (312) 762-1000.  NFI has been registered with the CFTC as a futures commission merchant and has been a member of the NFA in such capacity since August 1987.  NFI is also registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, or FINRA.

This supplement revises and replaces the paragraph on page 8 of the Prospectus under the heading “Summary – Fees and Expenses – Incentive Fees” in its entirety as follows:

•
Incentive Fees—Grant Park currently pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on the trading advisor’s allocated net assets at the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  Currently, the incentive fees are payable as follows:  20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 20% to Winton, 20% to Welton, 20% to Global Advisors and 20% to Transtrend.  The method of calculating new trading profits on the allocated net assets of each trading advisor is described in “Fees and Expenses—Incentive Fees.”

RISK FACTORS

This supplement revises and replaces the paragraph on page 20 of the Prospectus under the heading “Risk Factors – The general partner places significant reliance on the trading advisors and their key personnel” in its entirety as follows:

The general partner relies on the trading advisors to achieve trading gains for Grant Park, entrusting each of them with the responsibility for, and discretion over, the investment of their allocated portions of Grant Park’s assets.  The trading advisors, in turn, are dependent on the services of a limited number of persons to develop and refine their trading approaches and strategies and execute Grant Park’s transactions.  The loss of the services of any trading advisor’s principals or key employees, or the failure of those principals or key employees to function effectively as a team, may have an adverse effect on that trading advisor’s ability to manage its trading activities successfully or may cause the trading advisor to cease operations entirely, either of which, in turn, could negatively impact Grant Park’s performance.  Each of Grant Park’s trading advisors is controlled, directly or indirectly, by single individuals, or, in the case of Transtrend, of which 100% of the voting interest is owned by Robeco Netherlands BV, by its managing directors.  These individuals, Paul Rabar at Rabar, Elizabeth Cheval at EMC, William Eckhardt at ETC, Kenneth Tropin at Graham, David Winton Harding at Winton, Patrick Welton at Welton, Russell Newton at Global Advisors and Johannes P.A. van den Broek and Harold M. De Boer at Transtrend, have major roles in developing, refining and implementing each of their trading advisor’s trading strategies and operating its business.  The death, incapacity or other prolonged unavailability of such individuals likely would greatly hinder these trading advisors’ operations, and could result in their ceasing operations entirely, which could adversely affect the value of your investment in Grant Park.

THE TRADING ADVISORS

This supplement revises and replaces the first paragraph on page 27 of the Prospectus under the heading “The Trading Advisors” in its entirety as follows:

As of July 1, 2008, each of Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P. and Transtrend B.V. serve as Grant Park’s trading advisors.  Rabar and EMC have been trading on behalf of Grant Park since January 1989 and ETC has been trading on behalf of Grant Park since April 1998.  Graham began trading for Grant Park on September 1, 2003 and Winton began trading for Grant Park on August 1, 2004.  Welton began trading for Grant Park on March 1, 2006.  Effective June 1, 2007, the portion of Grant Park’s net assets allocated to Winton Capital Management was reallocated to the Dearborn Select Master Fund, SPC – Winton Segregated Portfolio – Class GP.  As of July 1, 2008, each of Rabar, EMC, Eckhardt, Winton and Welton managed between 10% to 20% of Grant Park’s net assets, and each of Graham, Global Advisors and Transtrend were allocated less than 10% of Grant Park’s net assets to manage.  The general partner may, in its sole discretion, reallocate assets among the trading advisors upon termination of a trading advisor or retention of any new trading advisors, or at the commencement of any month.  Consequently, the current apportionment is subject to change.

This supplement revises and replaces the last paragraph beginning on page 27 of the Prospectus under the heading “The Trading Advisors” in its entirety as follows:

Because the advisory contracts also provide for reallocation upon termination of a trading advisor’s advisory contract, it is possible that, during the terms of the advisory contracts, the percentage of assets managed by the trading advisors may vary, perhaps substantially, from the current allocations.  The advisory contracts are generally for a term of one year and are generally automatically renewable for successive one-year terms until terminated or in the case of Transtrend, in force until terminated by either party.  The advisory contracts generally provide that either party may terminate the advisory contract at any time for any or no reason upon no less than 60 days’ written notice, or, in the case of Transtrend, may be terminated at any time with at least one business day prior written notice.  The advisory contracts also generally provide that either party may terminate the advisory contract immediately upon written notice of the occurrence of enumerated events including the withdrawal of the general partner, the suspension, revocation or withdrawal of either party’s CFTC registration or NFA membership or a material breach of the advisory contract by a trading advisor.

This supplement revises and updates the discussion in the Prospectus under the heading “The Trading Advisors” by adding the following paragraphs on page 43 immediately following the last paragraph under the heading “Welton’s Trading Program”:

Global Advisors L.P.

Global Advisors L.P. was formed as a limited partnership in England and Wales on March 1, 2001.  Global Advisors is authorized and regulated by the United Kingdom Financial Services Authority (“FSA”), is registered with the CFTC as a CTA and is a member of the NFA.  Global Advisors’ offices are located at 19 Berkeley Street, Fourth Floor Rear, London, W1J 8ED, England.  The firm’s telephone number is +44-20-7629-1117.  As of March 31, 2008, Global Advisors managed approximately $176.5 million.

The investment and trading strategy of Global Advisors and the implementation thereof is conducted by Global Advisors Limited (“GAL”) in its capacity as general partner of Global Advisors.  GAL is a limited liability company which was incorporated in England in October 1996.  GAL has been registered as principal with the NFA since June 2001.  Its directors are Daniel Masters and Russell Newton.

Management

Russell Newton is a limited partner of Global Advisors and a director and shareholder of GAL.  He has been registered as a principal and an associated person of Global Advisors since June 2001 with the NFA, and as an approved person of Global Advisors with the FSA.  Mr. Newton, supported by his team of quantitative analysts, is solely responsible for the risk management, research and portfolio management of the Global Commodity Systematic Program.  Together with Mr. Masters, Mr. Newton co-manages the discretionary client accounts of Global Advisors.  Mr. Newton is based in London.  From July 1994 to February 1999, Mr. Newton was employed by the Morgan Guaranty Trust Company (MGT) in London.  His most recent position, held since mid-1997, was global commodities strategist.  This post covered base and precious metals as well as energy, and included development and execution of new derivative trade structures, market analysis (economic, fundamental, statistical and technical), market modeling and technical trading system design.  Prior to this, Mr. Newton was head of European Energy Trading at MGT, while also trading forward, futures, physical and swaps speculative book, focusing on Brent and Dubai crude oils.

From 1987 to 1994, Mr. Newton traded North Sea and Middle Eastern crude oil markets for Shell International Trading Company (from September 1986 to November 1992), Phibro (from December 1992 to January 1994) and finally RheinOel Limited from (January 1994 to July 1994), all in London.  In the late 1980s, while head of futures and forwards trading at Shell International Trading Company, he was among those responsible for developing pricing models of the Brent CFD market.  Mr. Newton received a Bachelor of Arts (Honors) in Natural Sciences (Experimental Psychology) from Cambridge University, UK, in 1986.

Daniel Masters is a director and shareholder of GAL.  Mr. Masters is a beneficial owner of Radigund Partnerships, Inc. and Radigund Management, LLC, each of which are limited partners of Global Advisors.  Radigund Partnerships, Inc. has been registered as a principal of Global Advisors since July 2002.  Mr. Masters is registered as an approved person of Global

Advisors with the FSA.  Mr. Masters is responsible for trade execution for the Global Commodity Systematic Program.  Together with Mr. Newton, Mr. Masters co-manages the discretionary client accounts of Global Advisors.  Mr. Masters is based in New York.

Prior to commencing the business of GAL (and its predecessor firm), Mr. Masters was employed by MGT in New York from February 1994 to February 1999.  His most recent position at MGT was head of the global energy trading business.  In this capacity he directed trading strategies and was responsible for risk management for a group of approximately 30 individuals.  Mr. Masters’ responsibilities included all actively traded energy bases including physical markets, forward transactions, swaps, options and exotic derivative products. Mr. Masters was also responsible for directing research into methods of profiting systematically from the price, political and fundamental information available in the energy markets.  From July 1987 to January 1994, Mr. Masters was employed by the Phibro Energy Division of Salomon, Inc. (“Phibro”).  His responsibilities at Phibro included several trading and risk management functions. He was involved in the establishment of the UK natural gas and electricity markets, transacting some of the first electricity forward agreements and some newly structured options-related physical natural gas deals.  Prior to this, Mr. Masters held a senior trading position in the Zug, Switzerland, office of Phibro, where he ran a speculative forward, physical and futures book focused on the Atlantic Basin region, including Brent, WTI, Dubai and several other physical grades.  He also was an original and subsequently very active participant in the Contract for Difference (“CFD”) market in Europe, trading based on price relationships between physical crude and corresponding futures.  Mr. Masters’ first employment, from September 1985 to June 1987, was with Shell International Trading Company in London, UK, with Shell included physical oil trader in the European and Mediterranean region, energy risk manager and co-coordinator of a portfolio of physical North Sea crude oils.  Mr. Masters earned a Bachelor of Science (Honors) in Physics from Exeter University, UK in 1984, and a Masters in Management Science and Operational Research from Imperial College, London, UK in 1985.

Global Advisors’ Trading Program

Global Advisors use a program known as the Global Commodity Systematic Program in trading for Grant Park.

Global Advisors operates a fully automated and systematic quantitative trade and portfolio management tool that has been developed for the commodity futures markets.  This tool has been designed to run as a low volatility, low draw-down system that provides diversification across a wide range of instruments, including inter- and intra-commodity spreads.  It trades infrequently and incrementally with the aim of reducing the effects of transaction costs and to increase capacity within its markets.  Global Advisors uses the systematic tool described above to manage Grant Park’s relative exposure to the commodity markets.

The system is comprised of three parts:

•           The first part processes the data and then extracts those features relevant to the trading system, discarding noise in an adaptive and novel manner.

•           The second part then takes this feature set and applies the trade models, outputting a set of positions and stops across the commodity portfolio.

•           The third and final part of the system comprises the portfolio overlay.

Transtrend B.V.

Transtrend is a Dutch limited liability company formed in November 1991 to provide commodity trading advisory services to selected clients.  Transtrend has been registered as a CTA and CPO under the CE Act since September 23, 1994, and is a member of the NFA in such capacities.  Registration under the CE Act and membership in the NFA in no way implies that the CFTC or the NFA have endorsed Transtrend’s qualifications to provide the commodity trading advisory services.  Transtrend is also licensed as a portfolio manager, and subject to regulation by the Netherlands Authority for the Financial Markets (“AFM”).  The business office of Transtrend, where its books and records are kept, is located at Weena 723, Unit C5.070, 3013 AM Rotterdam, The Netherlands and its telephone number is +31-10-453-6500.  As of March 31, 2008, Transtrend managed approximately $5.7 billion, including notional funding.

Transtrend specializes in the design and management of consistent systematic trading strategies based on quantitative analysis of price behavior while attempting to control risks.  The systems participate in futures contracts, options, forward contracts, swaps and other derivative instruments (collectively, “Futures”).  Current investment portfolios managed pursuant to Transtrend’s “Diversified Trend Program” cover a multitude of Futures on underlying values including but not limited to short-term and long-term interest rates, currencies cross rates, stock indices and single stocks and a variety of commodities, including agricultural products, energy products and metals.  Transtrend’s market approach attempts to benefit from directional price moves in outright prices and in spreads and ratios.  Apart from trading in the OTC market, Transtrend operates on approximately 50 different futures and option exchanges in approximately 25 countries on five continents.

Transtrend’s first approved trading system started in October 1991 after four years of in-depth price research and product development.  Until October 1993 Transtrend managed substantial proprietary accounts with comparable returns based on (at the time) identical trading systems.  As of October 1993, Transtrend has offered its expertise to third parties.

Management

Johannes “Joep” P.A. van den Broek (born in 1969) graduated in August 1995 with a Master Degree in Business Economics from Erasmus University Rotterdam.  He joined Transtrend as a trader in December of 1995.  In October 1997, he was appointed Deputy Director (for Trading) thereby becoming a member of Transtrend’s management team.  Effective as of January 1, 1999, Mr. Van den Broek was appointed a Managing Director of Transtrend.  Mr. Van den Broek has been registered as an associated person of Transtrend since October 2, 1998, and listed as a principal of Transtrend since January 22, 1999, and has been a member of the NFA since July, 1998.

Harold M. De Boer (born in 1966) graduated in 1990 with a Master Degree in Applied Mathematics from Universiteit Twente in The Netherlands.  In December 1989 he worked in conjunction with the predecessor of Transtrend for his thesis titled “Cointegration in Commodity Futures Markets.”  In April of 1990, he joined the predecessor of Transtrend as a research analyst.  In 1992 he became responsible for Transtrend’s research department, and as of October

1997, he became a member of Transtrend’s management team with the title of Deputy Director.  Effective August 1, 1999, he was appointed a Director of Transtrend, and effective March 1, 2007 he assumed the role of a Managing Director of Transtrend.  Mr. De Boer’s primary responsibility remains research and product development.  Mr. De Boer has been listed as a principal of Transtrend since November 15, 1999.

Mark H.A. Van Dongen (born in 1968) graduated in 1991 with a Master Degree in Econometrics from the Catholic University of Brabant.  He joined Transtrend as a research analyst in 1992 and was appointed Deputy Director (research and operations) in 1997.  Effective as of March 1, 2007, Mr. Van Dongen was appointed an Executive Director of Transtrend.  Mr. Van Dongen has been registered as an associated person of Transtrend since August 21, 1998, and has been a member of the NFA since July 30, 1998.  In addition, Mr. Van Dongen has been listed as a principal of Transtrend since March 12, 2007.

Andre P. Honig (born in 1967) graduated in 1991 with a Master Degree in Business Econometrics from Erasmus University Rotterdam.  He obtained the Certified European Financial Analyst degree in 2000.  After having worked as a consultant for the business consultancy firm Ortec Consultants from 1992 to 1996 and for the business consultancy firm KPMG Consulting from 1996 to 2000, he joined Robeco in January 2000 where he was responsible for consultant relations until October 2002 and where he was general manager of Robeco Gestions, the Paris asset management branch of Robeco, from November 2002 until April 2004.  In May 2004, Mr. Honig joined Transtrend as Deputy Director Investor Relations.  Effective as of March 1, 2007, Mr. Honig was appointed an Executive Director of Transtrend.  Mr. Honig has been registered as an associated person of Transtrend since October 12, 2004, and has been a member of the NFA since October 1, 2004.  In addition, Mr. Honig has been listed as a principal of Transtrend since March 21, 2007.

The aforementioned principals of Transtrend each have an academic degree and ample experience in dealing with derivative markets.

Shareholder

100% of the voting interest in Transtrend is owned by Robeco Nederland BV, which is a wholly-owned subsidiary of Robeco Groep NV, which in its turn is 100% owned by Coöperatieve Centrale Raiffeissen-Boerenleenbank BA (Rabobank Nederland).  Robeco Nederland BV has been listed as a principal of Transtrend since July 8, 2002.

Transtrend’s Trading Program

Transtrend trades its Diversified Trend Program, subset Enhanced Risk (USD) for Grant Park.  Transtrend has offered its Diversified Trend Program to third parties since October 1993.  Transtrend’s Diversified Trend Program can at any time be (net) long, short, or neutral in any given futures market, and the program may include any known futures market, including OTC currency positions.

The applied principles of risk management play a dominant role in Transtrend’s managed futures trading program, which is designed to pursue capital growth within the limits of a defined risk tolerance.  The program is entirely based on quantitative analysis of signaled price behavior of outright prices and of intra-market and/or inter-market spreads and ratios in the markets concerned and therefore not on fundamental analysis.

The program may enter into both long and short positions in any of the markets involved, or they may have no position.  Long and short positions are likely to be leveraged and unhedged and/or uncovered.  The degree of leverage is implicitly determined by the risk/reward profile selected by the client.  The degree of leverage can be expressed as the number of contracts traded or held in position per million U.S. dollars under management.  A higher degree of leverage represents a higher degree of risk as it goes hand in hand with a higher number of contracts held in a position for each dollar under management.  As such, a selected risk profile has a consequence for the number of contracts traded and/or held in a position for each U.S. dollar under management.

The program is systematic by nature and requires a consistent application.  Therefore, discretionary inputs are not essential to the effectiveness of the program.  Exceptional market circumstances of the observed past, both favorable and unfavorable, are integrally reflected in the presented performance profile of the program.  While Transtrend generally will not use discretionary inputs in trading client accounts, in the event of exceptional market circumstances, Transtrend may use discretion in an attempt to limit risk to a position or account.  The use of discretion by Transtrend may have a positive or negative impact on performance.

Transtrend defines the portfolio composition and the relative weighting of products or markets within each portfolio irrespective of the outcome of historical trades.  The guiding principle is a strategic diversification in pursuit of a maximum attainable risk spreading, taking correlation analysis and degrees of profit expectancy into account.  As the applied strategies require particular transaction sizes to allow for multiple entry and exit points and because certain minimum transaction sizes may be required or recommendable, the attainable degree of diversification is among others a function of the amount under management.  Generally, larger accounts have a higher degree of diversification.

Specific risk provisions are computed for each market exposure.  The risk provisions are designed to have a pre-defined reliability.  In certain trading (sub) systems, risk assessment can be determined on the basis of a regular or continuous evaluation of daily price behavior, leading to regular adjustments during the lifetime of exposures, while in other (sub) systems the risk assessment can be based on risk factors at the time of entry of individual trades.  In all systems the assessment of price volatility plays a prominent role.  In most trading (sub) systems there are elements which identify and respect the dominant market direction.  The systems are designed to exploit recurring, non-random characteristics of price behavior in all markets.  The totality of the advised trades has thus far represented an ‘elevated collective profit expectancy’ over the course of time and is expected to provide the basis for future profitability as long as past and future market behavior remains generally compatible over time.  The applied market approach does not forecast markets or price levels but participates in a systematic and dynamic way in signaled price patterns.  The systems exploit directional price movement of outright prices, of time spreads in one or more time frames and of inter-market and –product spreads and ratios.

One of the strengths of Transtrend’s Diversified Trend Program is the disciplined, systematic and dynamic nature of market participation.  The overall performance is determined by the entirety of all markets and all trades.  The results of individual trades deserve only limited attention in a portfolio strategy.  In a systematic market approach, the consistent (i.e. disciplined) application by Transtrend and a consistent (i.e., prolonged) participation by the client are both essential to realize the pursued returns over the course of time.

The program is designed to be as diversified as possible within the limits of the amount of funds under its management and in the context of the selected portfolio composition based on reasonable minimum transaction sizes in the execution process.  The degree of diversification in terms of markets and strategies involved may increase as the assets allocated to the program grow.  The program may combine different product-market combinations with multiple trading (sub) systems.  A higher number of markets and trading systems generally contribute to a higher stability of returns over the course of time.

Simultaneous application of diverging trading strategies (trading systems), each with a positive profit expectancy over the course of time, can contribute to a different timing of both purchase and sale transactions, thus enhancing smoother performance characteristics when compared to a single trading system.

THE CLEARING BROKERS

This supplement revises and replaces the first paragraph on page 77 of the Prospectus under the heading “The Clearing Brokers” in its entirety as follows:

MF Global, UBS Securities LLC and Newedge Financial Inc. serve as Grant Park’s clearing brokers.  The following descriptions provide for each clearing broker background information and information regarding material legal proceedings involving the clearing broker.

This supplement revises and updates the discussion beginning on page 77 of the Prospectus under the heading “The Clearing Brokers” by adding the following paragraphs on page 79 immediately following the last paragraph under the subheading “Legal Proceedings” on that page, as follows:

Newedge Financial Inc.

General

NFI became one of Grant Park’s clearing brokers effective July 1, 2008.  NFI is a global brokerage company located in Chicago with branch offices in Houston and New York.  NFI is indirectly owned by Newedge Group.  The Newedge Group of affiliated entities has offices located in Bahrain, Frankfurt, Hong Kong, London, Madrid, Montreal, Paris, Sao Paulo, Seoul, Shanghai, Singapore, Tokyo and Toronto.  NFI is located at 550 West Jackson Boulevard, Suite 500, Chicago, Illinois 60661, and its telephone number is (312) 762-1000.  NFI has been registered with the CFTC as a futures commission merchant and has been a member of the NFA in such capacity since August 1987.  NFI is also registered with the SEC as a broker-dealer and is a member of FINRA.

NFI provides commodity interest brokerage and clearing services to Grant Park.  NFI clears all foreign futures trades made on behalf of Grant Park and carried by NFI through an affiliate of the Newedge Group, Newedge Group (UK Branch) (“Newedge UK”).  Grant Park has entered into a prime brokerage relationship with Newedge UK for the clearing of its OTC foreign currency transactions.  NFI is not a sponsor or general partner of Grant Park, and will not act in any supervisory capacity with respect to the general partner or participate in the management of either the general partner of Grant Park.  NFI does not have or accept any discretionary authority with respect to transactions or investments in Grant Park’s trading account.  NFI may use the services of other clearing brokers, including its affiliates, and brokers who are members of exchanges of which NFI is not a member.  NFI maintains the trading account of Grant Park on its books and records as a separate account.

Conflicts of Interest

NFI is presently acting as clearing broker for other commodity pools, providing services similar to those provided Grant Park, and expects to continue to serve in this capacity for commodity pools in the future.  NFI also serves a number of other non-commodity pool customers.  Its responsibilities to Grant Park and the responsibilities that it has or may undertake in the future may cause a conflict of interest.  These conflicts may result in competition among commodity pools and other customers for services provided to them by the clearing broker.  In addition, NFI may in the future charge other customers, including public and private commodity pools, a lower brokerage rate than is being charged to Grant Park.

NFI and its principals, employees and agents may trade commodity interest contracts for their own accounts.  These trades may be different from, opposite to or entered ahead of trades entered into by Grant Park, and these persons may even be the other party to a trade entered into by Grant Park.  The records of any of these trades will not be available to limited partners.

Legal Proceedings

At any given time, NFI is involved in numerous legal actions and administrative proceedings, which NFI has advised the general partner are not, in the aggregate, as of the date of this prospectus supplement, expected to have a material effect upon its condition, financial or otherwise, or to the services it renders to Grant Park.  NFI has also advised the general partner that, as of the date of this prospectus supplement, there have been no material, administrative, civil or criminal proceedings pending, on appeal or concluded against NFI or its principals within the last five years, except as follows:

In March 2008, NFI settled, without admitting or denying the allegations, a disciplinary action brought by the New York Mercantile Exchange (“NYMEX”) alleging that NFI violated NYMEX rules related to:  numbering and time stamping orders by failing properly to record a floor order ticket; wash trading; failure to adequately supervise employees; and violation of a prior NYMEX cease and desist order, effective as of December 5, 2006, related to numbering and time stamping orders and block trades.  NFI paid a $100,000 fine to NYMEX in connection with this settlement.

In April 2003, the CFTC instituted, and NFI simultaneously settled, an administrative enforcement proceeding alleging that NFI violated CFTC record keeping requirements.  In the settlement, NFI neither admitted nor denied the CFTC’s allegations.  NFI consented to a civil monetary penalty of $75,000 and a cease and desist order based on the CFTC’s finding in the settlement order that NFI had violated the record keeping requirements by failing to locate and produce cancelled and unfilled order tickets that pertained to orders placed on certain dates during the period between July 1998 and February 2000.

Other Prime Brokers

Grant Park has also entered into a prime brokerage relationship with Bank of America N.A. for the clearing of its OTC foreign currency transactions.

FEES AND EXPENSES

This supplement revises and replaces the paragraph on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees” in its entirety as follows:

Grant Park pays each trading advisor a quarterly incentive fee based on any new trading profits achieved on that trading advisor’s allocated net assets as of the end of each calendar quarter.  Generally, new trading profits means the net increase in trading profits, realized and unrealized, experienced by the trading advisor on its allocated net assets from the most recent prior quarter in which an incentive fee was paid to the trading advisor, or if an incentive fee has yet to be paid to that trading advisor, the trading advisor’s initial allocation of net assets.  The incentive fees are currently as follows:  20% to Rabar, 22.5% to EMC, 24% to ETC, 20% to Graham, 20% to Winton, 20% to Welton, 20% to Global Advisors and 20% to Transtrend.

This supplement revises and replaces the last sentence of the last paragraph beginning on page 83 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by Grant Park – Incentive Fees– Calculation of New Trading Profits” in its entirety as follows:

In the case of Graham, ETC, Winton, Welton, Global Advisors and Transtrend, only certain allocated expenses of Grant Park are included for the purpose of calculating that trading advisor’s incentive fee, while for EMC and Rabar, all allocated expenses of Grant Park are included.

This supplement revises and replaces the paragraph on page 87 of the Prospectus under the heading “Fees and Expenses – Fees and Expenses Paid by the General Partner – Trading Advisor Consulting Fees” in its entirety as follows:

Each trading advisor receives a consulting fee, payable by the general partner not Grant Park, ranging from 0% to 2% per year, computed and accrued monthly on the basis of the trading advisor’s allocated net assets either at the beginning of the month or at month-end and paid monthly or quarterly.  The general partner pays Grant Park’s current trading advisors consulting fees in the following annual amounts:  2% to Rabar, 1.5% to EMC, 1% to ETC, 2% to Graham, 1% to Winton, 1% to Welton, 1% to Global Advisors and 2% to Transtrend.

This supplement revises and replaces the paragraph on page 163 of the Prospectus under the heading “Potential Advantages of Investment – Professional Trading” in its entirety as follows:

As of July 1, 2008, Grant Park’s trading decisions are currently made by Rabar Market Research, Inc., EMC Capital Management, Inc., Eckhardt Trading Company, Graham Capital Management, L.P., Winton Capital Management Limited, Welton Investment Corporation, Global Advisors L.P. and Transtrend B.V.  Each trading advisor uses its own proprietary trading program.  Each of the trading advisors is a full-time commodity trading advisor with an established performance record and a dedicated staff of experienced alternative investment professionals.  The general partner may terminate or replace the trading advisors or retain additional trading advisors in its sole discretion.

This supplement revises and replaces the sub-paragraphs describing the suitability standards in Arizona and California in Appendix C on page C-3 of the Prospectus under the heading “Representations and Warranties”, paragraph 9, as follows:

The following sub-paragraph is deleted in its entirety:

California	Net worth of at least $150,000 or net worth of at least $75,000 and an annual gross income of at least $50,000.

The sub-paragraph referencing the suitability standards in Arizona is revised and replaced in its entirety as follows:

Arizona and California	Net worth of at least $225,000 or a net worth of at least $75,000 and an annual gross income of at least $75,000.